VIA EDGAR

Morgan, Lewis & Bockius LLP

600 Anton Boulevard, Suite 1800

Costa Mesa, CA 92626

January 16, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Attention: Division of Investment Management

Re:	City National Rochdale Funds (filing relates to the City National Rochdale Short Term Emerging Markets Debt Fund (the “Fund”)) (File Nos. 333–16093 and 811–07923)

Ladies and Gentlemen:

This letter summarizes the comments provided to me as a representative of City National Rochdale Funds (the “Registrant”) by Mr. Dominic Minore of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on November 21, 2018, and December 21, 2018, regarding Post-Effective Amendment Number 84 to Registrant’s Form N-1A registration statement under the Securities Act of 1933 (Amendment Number 85 under the Investment Company Act of 1940 (the “1940 Act”)). Responses to all of the comments are included below and are reflected in Post-Effective Amendment No. 87 to the registration statement (the “Amendment”), which the Registrant will file with the Commission on January 18, 2019.

PROSPECTUS

Fees and Expenses of the Fund

1.	Comment: Please confirm that no acquired fund fees and expenses need to be included in the Fund’s fee table.

Response: The Registrant confirms that acquired fund fees and expenses are not expected to exceed 0.01% of the average net assets of the Fund; therefore, no acquired fund fees and expenses line item is necessary.

Principal Investment Strategies

2.	Comment: In the second sentence of the first paragraph of the Principal Investment Strategies section, at the first reference to high yield securities please state that they are also known as “junk bonds.”

Response: The Registrant has made the requested change.

3.	Comment: In the second paragraph of the Principal Investment Strategies section, please indicate whether there are minimum amounts of the Fund’s assets that will be invested in (1) emerging market issuers, and (2) frontier market issuers.

Response: In accordance with the Fund’s 80% test pursuant to Rule 35d-1 under the 1940 Act, at least 80% of the Fund’s net assets will be invested in issuers in emerging market countries, including frontier market countries. Although there is no minimum amount of the Fund’s net assets that is required to be invested in frontier market issuers, due to the criteria that the sub-adviser will use to select suitable investments for the Fund, the Fund is unlikely to invest more than 15% of its net assets in securities issued by frontier market issuers. The Registrant has made the following revisions to the last sentence of the first paragraph:

The Fund’s investments in securities of emerging market issuers may include ~~may also invest in~~ securities of companies operating principally in frontier markets. Although there is no minimum amount of the Fund’s assets that is required to be invested in frontier market issuers, the Fund expects such investments will not typically exceed 15% of its net assets.

4.	Comment: The second sentence of the second paragraph of the Principal Investment Strategies section states, “[t]he Fund considers a country to be an emerging market country if it has been determined by an international organization, such as the World Bank, to have a low to middle income economy, or if it is included in the MSCI Emerging Markets Index.” With respect to the low to middle income economy test, how does the Fund differentiate between emerging markets and frontier markets?

Response: As noted in the response to comment 3, the Fund considers frontier markets broadly to be a subset of emerging markets and does not differentiate between emerging markets and frontier markets based on the levels of income in their economies.

The Registrant understands that the World Bank classifies country economies as (a) low-income economies, (b) lower-middle-income economies, (c) upper-middle-income economies, and (d) high income economies. Of the 24 countries that are included in the MSCI Emerging Markets Index (an equity index), nine countries are classified by the World Bank as high-income economies, and of the 29 countries that are included in the MSCI Frontier Markets Index (also an equity index), eight countries are classified by the World Bank as high-income economies. Accordingly, emerging market economies and frontier market economies are found in all of the World Bank’s income categories. MSCI and other index providers such as Standard & Poor’s, FTSE and Dow Jones have different criteria to decide what is classified as an emerging or frontier market for the purposes of the indices which they compile. However, the index providers focus mainly on equity markets and their criteria focus on the market capitalization and liquidity of local equity markets, regardless of the country’s income level. Notwithstanding the foregoing, for the purposes of determining investment allocations between emerging markets and frontier markets, the Fund will adopt the segmentation adopted by the relevant MSCI indices (which are equity indices).

5.	Comment: The first sentence of the third paragraph of the Principal Investment Strategies section states, “[t]he Fund’s investment strategy is to invest in corporate bonds and debentures, convertible securities (securities that may be exchanged, at the option of the holder, for equity securities), preferred securities, zero coupon obligations and debt securities that are issued by foreign issuers, including municipal and sovereign governments.” Please clarify whether the reference to convertible securities is referring to convertible debt.

Response: The Registrant confirms the reference to convertible securities refers to convertible debt and has revised the disclosure accordingly.

6.	Comment: The Fund’s principal investment strategy includes investing in preferred securities. Please confirm that preferred securities will not be included for purposes of satisfying the Fund’s 80% test in accordance with Rule 35d-1 under the 1940 Act.

Response: The Registrant confirms that the Fund’s investments in preferred securities will not be included for purposes of satisfying the Fund’s 80% test.

7.	Comment: The fourth paragraph of the Principal Investment Strategies section refers to a six-month subscription period, after which the Fund intends to close to additional investment.

a.	The term “subscription period” is usually used in the context of closed-end funds. Please change the term “subscription period,” clarify that a shareholder’s investment will be priced at the net asset value per share on the day the order is placed, use the term “purchase order” instead of “subscription,” state that money raised during the six-month period will be invested pursuant to the Fund’s principal investment strategies (and not, for instance, invested in cash equivalents for the six-month period), state that all investments will have a stated maturity of two years or less, and state that the Fund will liquidate two years after the six-month shareholder investment period, and approximately 2 ½ years after inception.

Response: The Registrant has made the following revisions to the fourth paragraph:

“The Adviser and sub-adviser intend to accept investments for a ~~subscription~~ period of approximately six months after the Fund’s inception, after which the Fund intends to close to additional investment. A shareholder’s investment will be priced at the Fund’s net asset value per share on the day of the shareholder’s investment, in accordance with the “Pricing of Fund Shares” section on page [__] of this Prospectus. The Adviser and sub-adviser intend to generally stop making new portfolio investments shortly ~~thereafter~~ after the Fund closes to new investments by investors. During the investment period the Adviser and sub-adviser intend to invest the Fund’s assets pursuant to the Fund’s principal investment strategies in securities with stated maturities of two years or less ~~in securities with varied maturities up to two years following the end of the subscription period~~, which securities are intended to generate steady cash flows and principal repayments over such two-year period. The Adviser and sub-adviser intend to distribute over that two-year period recognized income and return of capital (i.e., principal repayments in respect of securities) to shareholders on a monthly basis. Generally, the Adviser and sub-adviser expect the Fund to hold each portfolio investment until maturity, although the sub-adviser may sell a security in certain circumstances including to reduce or eliminate the Fund’s holding in that security, to take advantage of what it believes are more attractive investment opportunities, or to raise cash to meet redemption requests. The Adviser and sub-adviser expect that the Fund will liquidate approximately two years after the approximate six-month period during which the Fund is open to investment, which will be approximately 2 ½ years after the Fund’s inception ~~would be liquidated after all of its portfolio holdings have matured~~.”

b.	Disclose the likely impact on the fees and expenses of the Fund as the Fund’s assets will continually reduce over time due to the distribution of income and repayment of principal, and the fact that the Fund may not accept new investments but shareholders may redeem their shares of the Fund. Please consider adding a principal risk disclosure that the Fund’s total expenses are likely to increase as the Fund’s assets decrease. Even if the Adviser agrees to limit the total expenses of the Fund until the Fund liquidates, 1) if expenses that are excluded from the cap would cause the Fund’s total expenses to exceed the cap, or 2) if the Adviser has the ability to recoup fees waived pursuant to the expense cap, consider adding the requested principal risk disclosure. Please make clear that the expected life of the Fund is 2 ½ years.

Response: The Adviser has contractually agreed to limit the Fund’s total expenses to an annual rate of 1.00% of its average daily net assets, subject to certain exceptions, for the life of the Fund. The updated fee table is set forth below:

Shareholder Fees
(fees paid directly from your investment)

Class Y
Redemption fee if redeemed within 90 days of purchase (as a percentage of amount redeemed)	2.00%

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

	Class Y
Management Fees		0.50%
Distribution (12b-1) Fee		None
Other Expenses
Shareholder Servicing Fee	0.25%
Other Fund Expenses[1]	0.26%
Total Other Expenses		0.51%
Total Annual Fund Operating Expenses		1.01%
Fees waived and/or expenses reimbursed[2]		(0.01%)
Total Annual Fund Operating Expenses After Waiving Fees and/or Reimbursing Expenses[2]		1.00%

1	“Other expenses” have been estimated for the current fiscal year. Actual expenses may differ from estimates.
2	The Fund’s adviser has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 1.00% of the average daily net assets of the Class Y shares of the Fund. This agreement is in effect until the Fund liquidates, and it may be terminated before that date only by the Trust’s Board of Trustees. The Fund’s advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment. This reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement.

In addition, the Fund has added the following to its principal risk disclosures:

Risk of Increased Expenses – Although the Adviser has agreed to limit certain of the Fund’s total operating expenses to an annual rate of 1.00% of the Fund’s average daily net assets for the life of the Fund, the expense cap excludes any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, and extraordinary expenses, and the Adviser is permitted to seek reimbursement from the Fund for fees waived or payments made to the Fund pursuant to the expense cap, subject to certain limitations. Because the Fund will be closed to additional investments after approximately six months following the Fund’s inception, and the Fund intends to distribute recognized income and return of capital to shareholders over the approximate 2 ½ year life of the Fund, the Fund’s total expense rate will likely increase as the Fund’s assets decrease over time.

Principal Risks of Investing in the Fund

8.	Comment: Derivatives are listed as a principal risk of the Fund but are not included in the Fund’s principal investment strategies. Please add appropriate references to the Fund’s principal investment strategies. Please consider the observations made in the letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) (the “ICI Letter”) to ensure the Fund’s disclosure regarding derivatives is satisfactory.

Response: The last sentence of the second paragraph of the Principal Investment Strategies section states, “[t]he Fund may use foreign currency forward contracts to attempt to hedge against adverse changes in currency exchange rates.” The Registrant has reviewed the ICI Letter and believes the Fund’s current disclosure is consistent with the Staff’s observations therein. To the extent the Fund uses derivatives as part of its principal investment strategies, or such use subjects the Fund to a principal risk, the Registrant believes that the Principal Investment Strategies, Principal Risks of Investing in the Fund, and More About the Fund’s Risks sections (i) adequately discuss such derivatives, (ii) do not include extraneous discussion of derivatives that are not part of the Fund’s principal investment strategies or risks, and (iii) adequately address the purposes for the use of such derivatives.

9.	Comment: Please consider adding a principal risk regarding the conflicts of interest faced by rating agencies given that the issuer requesting the rating is paying the agency to rate the issuer’s securities.

Response: The Registrant has revised the “Rating Agencies” principal risk disclosures as set forth below.

Item 4:

Rating Agencies – Credit ratings are issued by rating agencies, which are private entities that provide ratings of the credit quality of debt obligations. A credit rating is not an absolute standard of quality, but rather a general indicator that reflects only the view of the originating rating agency. If a rating agency revises downward or withdraws its rating of a security in which the Fund invests, that security may become less liquid or may lose value. Rating agencies are subject to an inherent conflict of interest because they are often compensated by the issuers of the securities they rate.

Item 9:

Rating Agencies – Credit ratings are issued by rating agencies, which are private entities that provide ratings of the credit quality of debt obligations. A credit rating is not an absolute standard of quality, but rather a general indication that reflects only the view of the originating rating agency from which an explanation of the significance of its ratings may be obtained. There is no assurance that a particular rating will continue for any given period of time or that any such rating will not be revised downward or withdrawn entirely if, in the judgment of the agency establishing the rating, circumstances so warrant. A downward revision or withdrawal of such ratings may have an effect on the liquidity or market price of the securities in which the Fund invests. Many credit rating agencies, including the largest agencies, are often compensated by the issuers of the securities they rate. To the extent that the issuer of a security pays a rating agency for the analysis of its security, an inherent conflict of interest may exist that could affect the reliability of the rating, as the credit rating agency may be influenced to determine a more favorable rating than warranted to retain the issuer as a client and to obtain new issuer clients.

10.	Comment: The Fund includes a principal risk for special situation investments. Please disclose the maximum percentage of the Fund’s net assets that can be invested in such investments. Note that if such securities are subject to bankruptcy or workout committees, they typically require repayment periods of longer than two years. Explain how these investments factor into the Fund’s principal investment strategy given these investments’ liquidity schedule and the 2 ½-year life of the Fund. In addition, the Fund states it has a minimum rating requirement of at least B-. Special situation investments often have ratings equivalents far below B- (e.g., C or D). Explain how such investments are consistent with the Fund’s minimum rating requirement of B-.

Response: The Fund’s criteria of a minimum rating of at least B- and a maximum of two years to maturity would apply to all investments of the Fund, including any special situation investments. The Fund would invest no more than 10% of its net assets in such investments, and accordingly has revised the following statement in the third paragraph of the Principal Investment Strategies:

The Fund may also invest up to 10% of its net assets in securities and debt of distressed issuers, provided that the sub-adviser believes there is a strong likelihood of repayment.

More About the Fund

11.	Comment: Certain principal risks set forth in the Item 9 disclosure are not also set forth in the Item 4 disclosure (e.g., conflicts of interest). Please revise the Item 4 principal risk disclosures to summarize the Item 9 risk disclosures.

Response: The Registrant has added the following risk disclosure to the Item 4 principal risk disclosures:

“Conflicts of Interest – The Adviser and its affiliates are engaged in a variety of businesses and have interests other than that of managing the Fund. The broad range of activities and interests of the Adviser and its affiliates gives rise to actual, potential and perceived conflicts of interest that could affect the Fund and its shareholders.”

All other risk disclosures included in the Item 9 disclosure were previously summarized in the Item 4 disclosure.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

12.	Comment: In the second fundamental investment restriction, which refers to the Fund’s concentration policy, add “or group of industries” after “industry,” in accordance with Section 8(b) of the 1940 Act.

Response: The Registrant respectfully declines to make the suggested revision, as the Registrant submits Investment Restriction 2 is consistent with Section 8(b)(1)(E) of the 1940 Act and Instruction 4 to Item 9(b)(1) of Form N-1A. The Fund does not have a policy to concentrate its investments in any particular industry or group of industries. Rather, the Fund’s policy with respect to concentration of investments, as disclosed in the SAI, states that the Fund will not concentrate its investments in “the same industry.” Neither Section 8(b)(1)(E) of the 1940 Acts, nor Instruction 4 to Item 9(b)(1) of Form N-1A, require the Fund to disclose a policy not to concentrate its investments with respect to both industries and group of industries.

Signature Page

13.	Comment: If Eric Kleinschmidt is signing the N-1A filing as the Trust’s principal financial officer, principal accounting officer and controller, please add those titles to his signature line, in accordance with Section 6(a) of the 1933 Act.

Response: The Registrant has made the requested change.

Please contact the undersigned at 714-830-0679 should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Laurie A. Dee

Laurie A. Dee

Morgan, Lewis & Bockius LLP